Allen & Overy LLP
One Bishops Square
London E1 6AD United Kingdom
Hugh West
Securities and Exchange Commission	Tel	+44 (0)20 3088 0000
Division of Corporation Finance	Fax	+44 (0)20 3088 0088
100 F Street, N.E.	Direct	+44 (0)20 3088 2925
Washington D.C. 20549-0408	Adam.Kupitz@allenovery.com
October 25, 2010
Re:	Eksportfinans ASA Form 20-F for Fiscal Year Ended December 31, 2009 Filed March 26, 2010 File No. 001-08427
Dear Mr. West:
By letter dated September 22, 2010, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided certain comments to the annual report on Form 20-F of Eksportfinans ASA (the Company) filed on March 26, 2010.
For your convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below each comment.
Comment:
Item 4 — Information on the Company, page 15
B. Business Overview, page 16
Loans — Analysis of Loans, page 23
1.	We note that you segregate your loan portfolio in various ways throughout your annual report. For example, on page 23 you segregate your export-related loans between commercial and government-supported, and on page 26 you segregate the same loans on the basis of credit support (i.e. guaranteed vs. non-guaranteed). We are unclear as to how the information in these tables is related as the total government-supported loans on page 23 does not reconcile the total government-guaranteed loans on page 26. Please advise or revise your disclosure in future filings to more clearly link (or reconcile) the information provided in these various tables.
Response:
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Solicitors Regulation Authority of England and Wales. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen & Overy LLP and of the non-members who are designated as partners is open to inspection at its registered office, One Bishops Square, London E1 6AD.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Athens, Bangkok, Beijing, Bratislava, Brussels, Bucharest (associated office), Budapest, Doha, Dubai, Düsseldorf, Frankfurt, Hamburg, Hong Kong, Jakarta (associated office), London, Luxembourg, Madrid, Mannheim, Milan, Moscow, Munich, New York, Paris, Perth, Prague, Riyadh (associated office), Rome, São Paulo, Shanghai, Singapore, Sydney, Tokyo and Warsaw.

Export-related loans consist of both export-related commercial loans and export-related government-supported loans. Export-related government-supported loans refer to all loans that are given under the 108 Agreement with the Norwegian Government. The loans themselves have an element of support from the Government with respect to the level of interest margin (“Commercial Interest Reference Rates” as defined in the OECD Arrangement on Export Credits). On these loans, the Company has a fixed margin varying from 50 up to 95 basis points per annum. The margin is protected from fluctuations in currency and interest rate levels. The costs of such fluctuations arising from any uncovered positions, are covered by the Government. However, once the average rates in relation to Libor of funding a specific loan is set (at the time of disbursement), risk related to further changes in the average funding cost will be the Company’s risk for the life of the loan. See pages 19 and 20 under the heading “Arrangement with the Norwegian Government” in the Company’s Form 20-F for the period ended December 31, 2009 for a more detailed description of the export-related Government-supported loans. All other export-related loans are defined as export-related commercial loans.
The table on page 26 of our Form 20-F for the period ended December 31, 2009 refers to the type of credit support obtained for the export-related loans. In this regard, Government guarantees refer to guarantees from the Guarantee Institute (GIEK), other Norwegian agencies or foreign governments. Government guarantees can be obtained for both export-related commercial loans and export-related Government-supported loans. Further, credit support for export-related government supported loans can be obtained through both government guarantees and non-government guarantees (e.g. bank guarantees). The two tables on pages 23 and 26 are therefore not reconcilable.
Starting with the filing of the Form 20-F for the year ended December 31, 2010, the Company will include a new footnote 2 to the table on page 23 stating:
Export-related government-supported loans refer to all loans given under the 108 Agreement with the Norwegian Government. Refer to disclosures under the heading “Arrangement with the Norwegian Government” in this section for further information about these loans.
Comment:
2.	We understand that under your agreement with the Norwegian Government (108 Agreement) you are guaranteed a fixed margin on loans covered by the agreement and that you are also protected from fluctuations in foreign currency and interest rates. We also note from the tables on pages 23 and 26 that as of December 31, 2009, NOK 38.8 billion of export-related loans were Government-supported but only NOK 26.4 billion were covered by the 108 Agreement, please tell us and expand your disclosure in future filings to clarify whether loans covered under the 108 Agreement are also guaranteed with respect to the collection of principal and interest, and if so whether the guarantee is provided by the Norwegian Government or by various parties.
Response:
Please see the response to Comment 1 above for how the 108 Agreement guarantees use a fixed margin and how the Company is protected from fluctuations in foreign currency and interest rates. Please note that the NOK 26.4 billion in the table on page 26 does not refer to the portion of export-related loans covered by the 108 Agreement. It refers to the portion of the export-related loans subject to a government guarantee as explained in the response to comment 1.
The loans under the 108 Agreement are also guaranteed with respect to the collection of principal and interest. However, this is not part of the 108 Agreement. The guarantees are entered into separately from the loans. The guarantees can be obtained from all the different sources of guarantees presented in the table on page 26. In order to clarify this fact, the Company will add the following sentence in the new footnote 2 to the table on page 23 presented in the response to comment 1 starting with the filing of the Form 20-F for the year ended December 31, 2010:

The export-related government-supported loans can be protected by all types of credit support presented under the heading “Credit Support” later in this section.
Comment:
Non-Performing Loans, page 27
3.	We note that you place a significant amount of reliance on third-party guarantees when assessing impairment risk on guaranteed loans. Please tell us and revise your future filings to address the following:

•	Explain how you evaluate the financial capacity and wherewithal of your guarantors — particularly non-Government guarantors — when evaluating the strength of the guarantee;

•	Explain how you evaluate the loan to KLP Kreditt for impairment given that this loan also appears to be carried at amortized cost and is therefore subject to an impairment review; and

•	Provide a more robust discussion of how you assess your loan portfolio carried at amortized cost for impairment.
Response:
The Company intends to address all three comments with additional disclosure in future filings. Starting with the filing of Form 20-F for the year ended December 31, 2010, the Company will include the following disclosure below the table in the section under the heading “Non-Performing Loans” on page 27:
With the adoption of IFRS, all loans, with the exception of government-supported loans and a loan to KLP Kreditt are measured at fair value. Loans measured at fair value are not subject to separate impairment losses as any impairment would be included in the fair value measurement. The loan portfolios carried at amortized cost are continuously assessed for impairment. This applies for government-supported loans (the loans under the 108 Agreement with the Norwegian Government) and the loan to KLP Kreditt. The method the Company uses to monitor credit risk is the same for loans carried at amortized cost and loans measured as at fair value through profit or loss. The credit monitoring of the amortized cost loans is used in the impairment assessment while the credit monitoring of the fair value loans is used in the fair value measurement.

The Company monitors the following factors to identify any impaired loans:
•	Adverse changes in credit rating levels, both for the debtor and the guarantor

•	Adverse changes in credit spreads

•	Payments past due

•	Other indications of financial distress
At the core of the Company’s business plan is the decision to not assume credit risk. Guarantees are required for all loans given by the Company. In this manner, the loans will have “double default” characteristics, i.e. both the debtor and the guarantor need to default in order for the Company to be exposed to credit losses.

The Company obtains both government guarantees (primarily the Norwegian Guarantee Institute for Export Credit or GIEK) and non-government guarantees. The non-government guarantees are obtained from large international and domestic banks. The lowest rating that is accepted for international banks (excluding the three largest owner banks: DnBNOR, Nordea and Danske Bank) is A-/A3. If banks fall below this level, the Company has the option to demand a new guarantor. For the three largest owner banks and other domestic banks, the Company will have a subjective right to demand a new guarantor if the Company no longer finds the guarantor acceptable.

The Company (through the Risk Management Department) monitors the rating of the individual debtor and guarantor. Credit spreads (including the liquidity of such spreads) are also monitored continuously when available for the guarantors and debtors. Furthermore, breaches of loan agreements are followed up closely, including and in particular payments past due. When such a breach occurs, the debtor is contacted no later than five banking days after the payment is past due. The guarantor is informed with copies of the correspondence and the process of securing necessary payments from the guarantors is initiated. For loans with a remaining nominal value of more than NOK 50 million, the Credit Committee (with members from the Leader Group) is informed.

Other relevant available information is also considered, independent from credit rating movements, credit spread development and loans being past due. This could be news releases about the relevant debtors or guarantors, financial reports and separate reports from the international credit rating agencies.

At the end of each reporting period, the Company assesses whether the above described credit monitoring process provides any objective evidence that a loan is impaired. It applies thresholds for adverse credit rating changes, changes in credit spreads and delinquencies in order to determine if a loan is impaired. The significance of other available information is assessed on a case by case basis.

If the Company determines that a loan is impaired, the impairment amount is determined individually for the relevant debtor. The impairment will be the difference between the carrying amount of the loan and the present value of estimated future cash flows. When estimating future cash flows, the Company takes cash flows from the debtor and guarantor into account. The estimated future cash flows are discounted using the original effective interest rate. The calculation is performed by the Risk Management Department, which is also responsible for the fair value measurement of loan portfolios measured at fair value through profit or loss.
It is relevant to note that since its beginning in 1962, the Company has not had any credit losses on loans in instances where payments were expected either from the debtor, the guarantor or a combination of the two. There has been one case (in 2008) where an Icelandic bank acting as a paying agent for a syndicated loan withheld payments of principal from a debtor. See page 28 of the 20-F for the year ended December 31, 2009 for further information.
Comment:
Item 5 — Operating and Financial Review and Prospects, page 30
A. Operating Results, page 31
4.	We note your discussion on page 32 regarding your unrealized loss on financial instruments of NOK 3.9 billion during 2009. Given the significance of these unrealized losses to your total profit or loss for the period and the volatility experienced in this line item over the periods presented, please revise your future filings to provide a more comprehensive discussion explaining the reasons for these losses and relate this discussion to your disclosure regarding your fair value methodologies. For example, based on your disclosure in Note 5 (page F-17) unrealized gains and losses on your financial derivatives and bond debt accounted for a significant portion of your total unrealized gains and losses for the period. In your revised disclosures, explain the key assumptions that changed during the period that had the most significant impact on the valuation of these instruments.
Response:

Starting with the filing of Form 20-F for the year ended December 31, 2010, the Company will revise its disclosures to provide a more comprehensive discussion explaining the reasons for the unrealized gains or losses on financial instruments. Had the Company provided such discussion in our 20-F for the period ended December 31, 2009, the discussion would have looked like the following:
Of the total net losses on financial instruments at fair value of NOK 3,793 million in 2009, NOK 3,858 million is unrealized losses on financial instruments. See note 5 to our audited financial statements in Item 18 for a specification of the unrealized loss per class of financial instruments. For most classes of financial instruments presented in note 5, there is an economic hedge in place to hedge against changes in credit risk, foreign currency risk or other market risk. Since we do not apply hedge accounting for any of our financial instruments, an analysis of each individual line item in note 5 will not be meaningful. For example, a change in fair value of one financial derivative will have an offsetting change in fair value on the bond debt line item in note 5. A more meaningful analysis can be made on unrealized gains or losses after the impact of economic hedges. Such numbers are presented in the table in note 29.4 to our audited financial statements.

According to the table in note 29.4, the unrealized losses of NOK 3,858 million come almost entirely from unrealized losses on bond debt of NOK 3,918 million. The fair value of bond debt is established using a discounted cash flow model as presented under the heading “Other bond debt” in note 4.1 to our audited financial statements. The most significant assumption impacting the fair value of bond debt is the credit spread assumption. During 2009, the credit spreads on the Company’s bond debt decreased from an interval ranging from 49 to 150 basis points for different maturities as of December 31, 2008 to an interval of 21 to 92 basis points for different maturities as of December 31, 2009. The significant decrease in credit spread has caused a significant increase in the fair value of the Company’s bond debt.

For the year ended December 31, 2009, the Company recorded unrealized gains of NOK 99 million on Securities. The fair value of the securities portfolio is established using a valuation model or quoted market prices. The most significant inputs to the valuation model are indices based on credit spreads and liquidity. As the international financial markets began to return to normality during the second half of 2009, all significant inputs to the valuation of the securities portfolio contributed to a reversal of previously recorded unrealized losses.

The Company recorded unrealized gains on commercial paper debt of NOK 75 million in the year ended December 31, 2009. Fair value of commercial paper debt is established using a discounted cash flow model. The most important reason for the unrealized gains recorded is an increase in short-term market interest rates.
Comment:
B. Liquidity and Capital Resources, page 37
Liquidity Portfolio, page 39
5.	We note the tabular presentation of your liquidity portfolio and understand that both the Liquidity Reserve Portfolio and the PHA Portfolios are comprised of various types of securities, including money market instruments, bank bonds, treasuries and asset-backed securities. In the interest of transparency and in an effort to provide greater granularity to your disclosure please revise your future filings (either here or in the notes to your financial statements) to disaggregate your portfolios by classification (trading, held-to maturity at fair value through the profit and loss, and other securities at fair value through the profit and loss) and by investment type for the periods presented.

Response:
Starting with the Form 20-F for the year ended December 31, 2010, the Company will revise its future filings to provide greater granularity within the two portfolios of the liquidity portfolio, the short Liquidity Reserve Portfolio (average maturity of less than 6 months) and the longer PHA Portfolio (average maturity of around 3 years). Within these portfolios the Company will provide relevant disclosures of different investment types, such as money market instruments, bank bonds, treasuries and asset-backed securities. The Company will also provide the disclosure of the carrying amount of securities in each portfolio that falls into the different measurement categories. This disclosure will be presented as follows:

		As of December 31,
NOK million		2010	2009	2008

Liquidity Reserve Portfolio	Trading portfolio
	Money market instruments
	Senior bank notes and bonds
	Treasury Bills
	Asset backed securities
	Other securities
	Total trading portfolio
	Other securities at fair value through profit and loss
	Money market instruments
	Senior bank notes and bonds
	Treasury Bills
	Asset backed securities
	Other securities
	Total Other securities at fair value through profit and loss
	Total Liquidity Reserve Portfolio
PHA Portfolio	Trading portfolio
	Money market instruments
	Senior bank notes and bonds
	Treasury Bills
	Asset backed securities
	Other securities
	Total trading portfolio
	Other securities at fair value through profit and loss
	Money market instruments
	Senior bank notes and bonds
	Treasury Bills
	Asset backed securities
	Other securities
	Total Other securities at fair value through profit and loss
	Total PHA Portfolio

	Total Securities Portfolio

Comment:
Balance Sheet, page F-3
6.	We note your presentation of loans and receivables from both credit institutions and customers. We also note from your disclosure on page F-16 that these line items include both loans that are measured at amortized cost and loans that have been designated at fair value through profit or loss. We refer to paragraph 59 of IAS 1 which states that the use of different measurement bases for different classes of assets suggests that their nature or function differs and therefore an entity presents them as separate line items.

In addition to this, paragraph 9 of IAS 39 states that loans and receivables exclude those that the entity upon initial recognition designates as at fair value through profit or loss. Please tell us why you believe your current presentation is appropriate and consistent with the above referenced guidance or revise your future filings to separately present financial assets designated at fair value through profit or loss (including those currently classified within loans and receivables) from those measured at amortized cost.
Response:
The first part of comment 6 refers to paragraph 59 of IAS 1 which indicates that the use of different measurement bases for assets or liabilities is indicative of a difference in their nature or function, and therefore, that an entity should present them as separate line items. The Company has applied the criteria in paragraph 58 of IAS 1 when determining the level of specification in its statement of financial position. It is based on this assessment that the Company has determined the current presentation. Furthermore, the Company has considered paragraph 8 of IFRS 7 which requires disclosure of the carrying amount of different measurement categories either in the statement of financial position or in the notes. The Company has elected to present the carrying amounts in the notes, refer to Note 4.3 to the audited financial statements included in Item 18. The Company also considered BC 14 to IFRS 7 that concludes that the disclosure for each measurement category would assist users in understanding the extent to which accounting policies affect the amounts at which financial assets and financial liabilities are recognized.
The second part of comment 6 refers to paragraph 9 of IAS 39 which states that loans and receivables exclude those that the entity upon initial recognition designates as at fair value through profit or loss. The term “loans and receivables” in the Company’s statement of financial position refers to its lending activity, regardless of measurement principle. This is in contrast to the term “loans and receivables” in paragraph 9 of IAS 39 which refers to a measurement category. The Company interprets the phrase “(...) other than (...) those that the entity upon initial recognition designates as at fair value through profit or loss” to be a logical necessity to prevent overlap between different categories in terms of method of measurement. The Company does not interpret this to be meant as guidance for determining classes of financial instruments for balance sheet presentation. The Company does not believe the terms used in its statement of financial position is confusing as the Company has explained in Note 4.3 to its financial statements how different classes of financial instruments fall into different measurement categories.
Comment:
7.	As a related matter, we note that you provide disclosures about your loan portfolio (including composition, credit quality, etc.) throughout your filing. Given the different measurement basis applied to loans within your portfolio, we believe that such disclosures would provide more transparent and relevant information if they were segregated between loans and receivables carried at amortized cost versus those that were designated as at fair value through profit or loss. This is particularly relevant to understanding the credit risks inherent in your loan portfolio accounted for at amortized cost. Please revise your disclosures in future filings accordingly.
Response:
The Company considers the current presentation to be appropriate. As disclosed in the Company’s 2009 Form 20-F, the only loans at amortized cost are the loans under the 108 Agreement and the loan to KLP Kreditt. These are separately presented on pages 19 and onwards in the Form 20-F. The Company does not consider credit risk to be a significant risk for the Company, considering the substantial extent of guarantees obtained (as disclosed on page 26). Since the Company was established in 1962, the Company has not incurred any credit losses apart from an event of fraud that occurred in an Icelandic bank in 2008. The reason for the absence of credit losses is careful lending policy and the extensive use of guarantees. Consequently, the Company considers disclosures about credit support are the most important disclosures to describe the credit quality of the loans.

The credit support is equally strong for both measurement categories. The Company therefore the current disclosures are the most relevant.
Comment:
Notes to Financial Statements
General
8.	We note that your funding is obtained primarily through the international capital markets and that commercial paper debt and bond debt account for approximately 90% of your total liabilities. Given the significance of debt financing to your operations, please revise your future filings to include more comprehensive footnote disclosure that provides information that is relevant to an understanding of your aggregate debt financing (refer to Rule5-02.22 of Regulation S-X). In this regard, consider disclosing the following:

•	Provide narrative disclosure that explains your various sources of financing, how such financing is obtained, and particularly for your structured financing products, the significant terms of such financing;

•	Provide a table that presents the composition of your debt financing for each period presented. Consider providing this information by date of issuance, type of issuance, or at a minimum by structure of issuance;

•	Provide information about the average and maximum amounts of debt financing outstanding during each period, as well as the corresponding interest rate information; and
Response:
Starting with the filing of Form 20-F for the year ended December 31, 2010, the Company intends to include the following narrative disclosure as it relates to its various sources of funding:
The Company funds itself through the issuance of bond debt and commercial paper in the international capital markets. Bond debt is primarily issued off the company’s Euro Medium Term Note Programme as well as its US Medium Term Note Program. Commercial paper is issued using the company’s US Commercial Paper Program as well as its Euro Commercial Paper Program.

The Company’s long term funding strategy is to be a frequent and diversified issuer in terms of markets and investors. The company funds itself through the public benchmark markets (primarily in USD) as well as through smaller medium term notes / private placements. Public benchmarks are driven by the Company and are designed to manage the company’s liquidity position in terms of size and maturity. Medium term notes / private placements are generally issued on an investor reverse enquiry basis and tend to be smaller and shorter in maturity by nature and in a number of currencies. These bonds range from being plain vanilla to having a structured coupon and / or redemption amount. The type of structure is dictated by the investor and can be issued by the Company providing it meets with internal approval and risk systems. All funding transactions are arranged by dealers from the Company’s debt issuance programs; the Company does not arrange any of its own bond issues and does not discuss terms directly with investors on specific transactions.

All bond debt issuance is swapped back into Libor in one of the company’s base currencies; US Dollar, Euro or Norwegian Kroner. The Company does not take market views through its bond debt issuance and hedges itself against market and credit risk on a trade by trade basis.

The Company issues debt in accordance with demand on the lending side of the business and communicates an expected annual issuance size at the beginning of each calendar year. In 2009, the Company issued USD 12 billion through 1023 bond issues and in 2010 also estimates a total bond debt issuance of around USD 12 billion. A continuous programme of investor and arranger marketing is carried out by the funding team in order to thoroughly explain the Company’s credit.

Commercial paper is primarily used for bridge financing as and when required.

The following table summarizes the carrying amounts of the different funding sources:

Composition of Bond Debt & Commercial Paper Debt
Structure Type	December 31, 2010	December 31, 2009
Non-Structured
Foreign Exchange Linked
Equity Linked
Commodity Linked
Other
The following table summarizes the average amounts outstanding and related interest rates applicable to bond debt and commercial paper debt:

Bond Debt & Commercial Paper Debt
	Average amount	Maximum amount	Actual amount	Average
Period	outstanding	outstanding	outstanding year end	interest rate
2009
2008
•	Tell us if you have issued any structured financing products that are considered compound financial instruments, that is, those that required consideration of both liability and equity components. If so, provide an analysis of your accounting treatment and classification.
Response:
The Company has issued one instrument with both equity and liability features. The Company entered into an agreement with the Norwegian Government on November 26, 2008 where the Norwegian Government agreed to lend the Company money to finance fixed rate loans to the export industry. As part of this agreement, the Company issued one preference share to the Government. The par value of the share is NOK 10,500. This preference share was issued in 2009 and has the right to annual dividends of 22.5% of the net income of the Company as long as this is within the permissible funds available for dividends according to Norwegian Law. The preference share is to be redeemed by the Company at par value after all the loans under the lending agreement has been repaid, which is December 31, 2010 at the latest. The following provides the Company’s analysis of the accounting treatment and classification of the preference share.
The question is whether the preference share and the related dividend payments are to be treated as a financial liability or equity in the financial statements of the Company. According to IAS 32.11, a financial liability is:

(a). a contractual obligation:
(i). to deliver cash or another financial asset to another entity; or

(ii). to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity; or
(b). a contract that will or may be settled in the entity’s own equity instruments and is:
(i). a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or

(ii). a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments. For this purpose the entity’s own equity instruments do not include puttable financial instruments that are classified as equity instruments in accordance with paragraphs 16A and 16B, instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation and are classified as equity instruments in accordance with paragraphs 16C and 16D, or instruments that are contracts for the future receipt or delivery of the entity’s own equity instruments.
Based on this definition, the preference share is a financial liability as the Company has a contractual obligation to redeem the preference share at NOK 10,500 at some point in the future. As it specifically relates to preference shares, IAS 32.18 provides further guidance:
The substance of a financial instrument, rather than its legal form, governs its classification in the entity’s statement of financial position. Substance and legal form are commonly consistent, but not always. Some financial instruments take the legal form of equity but are liabilities in substance and others may combine features associated with equity instruments and features associated with financial liabilities. For example:
(a) a preference share that provides for mandatory redemption by the issuer for a fixed or determinable amount at a fixed or determinable future date, or gives the holder the right to require the issuer to redeem the instrument at or after a particular date for a fixed or determinable amount, is a financial liability.
The preference share issued by the Company is mandatorily redeemable by the Company for NOK 10 500. The date is not fixed, but it is determinable since it will be redeemed after all the loans under the agreement have been repaid. See also AG 25 to IAS 32 for further guidance:
Preference shares may be issued with various rights. In determining whether a preference share is a financial liability or an equity instrument, an issuer assesses the particular rights attaching to the share to determine whether it exhibits the fundamental characteristic of a financial liability. For example, a preference share that provides for redemption on a specific date or at the option of the holder contains a financial liability because the issuer has an obligation to transfer financial assets to the holder of the share. The potential inability of an issuer to satisfy an obligation to redeem a preference share when contractually required to do so, whether because of a lack of funds, a statutory restriction or insufficient profits or reserves, does not negate the obligation. An option of the issuer to redeem the shares for cash does not satisfy the definition of a financial liability because the issuer does not have a present obligation to transfer financial assets to the shareholders. In this case, redemption of the shares is solely at the discretion of the issuer. An obligation may arise, however, when the issuer of the shares exercises its option, usually by formally notifying the shareholders of an intention to redeem the shares.

As a result of the above, the Company has concluded that the preference share should be classified as a financial liability in the balance sheet. As it relates to the dividend payments on the preference shares, the Company has concluded that this is a contractual obligation because, although the dividend payments depends on the Company making profits, future profits are outside the control of both the Company and the Norwegian Government, and if profits are made, the Company cannot avoid making dividend payments.
Consequently, the Company treats both the preference share and the estimated dividends as financial liabilities. The Company estimates the profits for the contractual period. The present value of this amount, if any, is recorded as a liability and an asset (funding agreement). Through the end of 2009, based on the Company’s results, no liability needed to be established.
Comment:
Note 2 — Summary of Significant Accounting Policies, page F-6
2.6.2.2 Financial Instruments — Subsequent measurement, page F-9
9.	We note your disclosure regarding those financial assets and liabilities that have been designated as at fair value through profit or loss. For each separate class of financial assets or liabilities designated as at fair value through profit or loss, please revise your disclosure in future filings to explain such instruments satisfied the conditions set forth in paragraph 9 of IAS 39 that permit such designation.
Response:
IAS 39 paragraph 9 sets forth the conditions for applying the so-called fair value option. The fair value option can be applied when this results in the most relevant information because alternative measurement bases result in a greater accounting mismatch. The most important cause of accounting mismatch is the requirement to measure all financial derivatives at fair value. Financial derivatives are used in economic hedges of the market risk of specific assets and liabilities. Starting with the filing of Form 20-F for the year ended December 31, 2010, the Company will revise its Summary of Significant Accounting Principles to explain how each class of financial assets or liabilities satisfied the conditions in paragraph 9.
Comment:
Note 4 — Fair Value of Financial Instruments, page F-13
4.1 Methodology, page F-13
10.	We note that you disclose your valuation methodologies for each class of financial instruments measured at fair value. Please revise your disclosure in future filings to clearly explain how you determined the appropriate level in the fair value hierarchy to categorize each of your fair value measurements. For example, you disclose that the fair values of your securities are partly established using valuation technique and partially established using quoted prices in active markets. For those securities valued using quoted prices in active markets, explain why they were classified within level 2 of the fair value hierarchy instead of level 1. In addition, you disclose the valuation methods and significant assumptions used to determine the fair value of loans and receivables, derivatives and debt; however, you do not discuss the observability of significant inputs that impacted their classification within the fair value hierarchy.
Response:
Starting with the filing of Form 20-F for the year ended December 31, 2010, the Company will revise its disclosure to clearly explain how the appropriate level in the fair value hierarchy was determined. The additional disclosure will focus on the observability of the significant inputs to valuation models.

In addition, the Company has classified as Level 2 certain financial instruments for which fair value is determined using quoted prices because the Company has not considered these markets to be active i.e. the quoted prices are based on limited trading activity. The Company’s future filings will include an explanation for the classification of these securities.
Comment:
11.	We note your disclosure on page F-14 that nonperformance risk is included in the fair values of derivative instruments. Please revise your future filings to disclose how valuation adjustments related to nonperformance risk are determined, and confirm that you consider both counterparty and own credit risk in the valuation of your derivative instruments.
Response:
Starting with the filing of Form 20-F for the year ended December 31, 2010, the Company will explain how non-performance risk is considered in its derivative fair value measurements. The additional disclosure will include:
The Company considers both counterparty and own non-performance risk in the fair value measurement of its financial derivatives. This is done by applying relevant credit spreads when calculating the net present value of both derivative assets (counterparty credit risk) and derivative liabilities (own credit risk).
Comment:
12.	Given the complex structures of your structured bond debt and the various types of derivative instruments used to hedge this debt, please enhance your disclosure in future filing to describe the valuation methods used to value these instruments at a more granular level. For example, consider disclosing the valuation methods and significant assumptions used to value each type of structured debt (e.g., based on six main structure types) and derivative instrument (e.g., interest rate and foreign currency swaps, forwards, options).
Response:
Starting with the filing of Form 20-F for the year ended December 31, 2010, the Company intends to expand its disclosures on structured bond debt and related derivative transactions to include the following information:
Structured bond debt consists of bond issues where the coupon rate, currency, maturity date and notional amount may vary with market conditions. Structured bond debt (and their corresponding swaps) is mostly valued using the Company’s valuation system based on different, well known valuation models, such as Black and Scholes and Hull/White, as appropriate for the different types of structures. The structures are valued in an off the shelf valuation system that is well recognised in the market for structured bonds. This system uses different models to value different types of structures.

All models use observable market data. Market data such as volatilities, correlations, CMS factors and spreads are imported (unadjusted) directly from widely used information systems like Reuters and Bloomberg. All models are calibrated to produce the transaction price at day one and consequently there is no day one profits calculated using the Company’s methodology.

The model and structure setup is determined by the redemption structure, the number of foreign currencies, equities or indices constituting the underlying and whether the coupon is accumulated or not as time passes.

The Company uses combinations of Hull-White (for FX spot rates), Black and Scholes (for forward interest rate curves) and N-currency models for the majority of the structures as set forth below. For the Hull-White model, the Company uses swaptions to calibrate the model. For the Black and Scholes model, the Company uses European at-the-money call options on the currency cross for calibration. To price a structure paying a coupon based on the evolution of an FX rate and paying the notional in one of the two FX rates the Company hence needs seven types of market data: USD interest rate curves (for both models and discounting), JPY interest curves (both models and discounting), USD swaptions volatilities (calibration of the Hull-White model), JPY swaptions volatilities (calibration of Hull-White model), USDJPY FX spot, USDJPY FX volatilities (to calibrate the Black&Scholes model) and finally for the N-currency model correlations between USD interest rates, JPY interest rates and FX rates.

The market data used are observable market input. This input is used to project both cash flows and maturity dates of the structured debt. This is to a large degree done by Monte Carlo simulations.

The Company’s structured issues currently consist of eight main structure types:
•	The coupon is paid in a different currency than the foreign exchange cross (FX) for which the coupon is calculated and the bond might have Bermudian options embedded. Bonds with this coupon type are priced using a Hull-White one-factor model if there is only one currency and an N-currency coupled with a Black and Scholes model.

•	The coupon is based on the minimum of two FX’s (JPY/USD and AUD/JPY for a majority of the Company’s issues. The Company uses Black and Scholes to model the foreign exchange rates and a Hull-White one factor model to treat the interest rate curves.

•	Fixed rate securities with Bermudan optionalities. These are modeled using Black and Scholes framework.

•	The coupon has digital attributes. For example if the FX rate is above a given strike level, the coupon paid will be high, if the FX is below the strike, the coupon paid will be low. These coupon structures are modeled by an N-currency model.

•	The coupon is inversely linked to the London Interbank Offer Rate (LIBOR). The coupon structure is normally of the type “FixedRate-multiplier x Libor”. Here, the Company uses a Hull-White model for the interest rate and if the issue contains more than one currency, the Company uses the N-factor model.

•	The coupon depends on the difference between two interest rates, for example ‘2 year swap minus 10 year swap’. This difference is multiplied with a factor, and both one and two currencies can be involved. For one-currency issues a Hull-White model is used for the two interest rates. For two-currency issues a Black and Scholes model put together with an N-currency model is used.

•	The coupon is based on the performance of single equities, equity baskets or indexes. These issues are priced based on a Black and Scholes model if the underlying is in the same currency as the notional. The implied volatility derived from suitable traded options is used as volatility input and expected future dividends are based on market expectations. If the underlying is in a different currency than the notional the Company uses a quanto-model to factor in the currency effect.

•	The coupon is paid only if the issuer calls the issue. For such structures (like callable zeros) the call option is normally Bermudian and contains only one currency. The Company prices it using a Hull/White one-factor model.
The fair values established using the valuation models above are further supported by two sources of information. First, the values are assessed for reasonableness against values for the same instruments received from the counterparty in the transaction. Second, the Company buys back structured debt from time to time, and the fair values established are assessed for reasonableness against buy back transaction prices for similar debt. For 135 structured issues equalling approximately NOK 8 billion or 8 percent of the structured bond debt portfolio the Company used the fair value provided by the counterparty of each swap as the valuation system is not yet set up for these structures. The reasonableness of each value was assessed against market development of the risk factors involved and the reported change since end of November.

Changes in credit spread are considered in the valuation of structured bond debt. There is no market for trading in the Company’s structured debt. There are no other available market data that can be used for valuation purposes. The spreads applied are therefore based on current spreads of similar structured bond issues close to year end.
Comment:
Note 13 — Financial Derivatives, page F-22
13.	Please provide us with a comprehensive analysis that more clearly illustrates both your Portfolio Hedge Agreement and 108 Agreement derivatives. In this regard, provide more background on these hedging arrangements, describe the types of derivative instruments that are utilized in each hedging strategy and identify the specific assets and liabilities being hedged. A quantitative analysis which presents the impacts of these economic hedging relationships may also be useful. Also consider whether expanding your disclosure in future filings to provide similar information would increase the transparency of your disclosures.
Response:
Starting with the filing of Form 20-F for the year ended December 31, 2010, the Company intends to amend the disclosure in Note 13 under the heading “Portfolio hedge agreement (PHA)” as follows:
The background for introducing a Portfolio Hedge Agreement (PHA) back in March 2008 was to mitigate the market risk in the Company’s investment portfolio. Unrealized losses in this portfolio significantly reduced the Company’s capital base. Continuing volatility in capital markets in general and risk for further deterioration of the Company’s capital base led to discussions in how to hedge the market risk in this portfolio. The Company was at the time of the opinion that the unrealized losses would reverse and that hedging in the market (e.g. through Credit Default Swaps) would be very expensive. By creating a tailor-made derivative with the owners that would offset market risk for the Company and at the same time give the owners all potential upside was seen as an optimal solution.

The negotiated PHA agreement indemnifies the Company’s former investment portfolio (now denoted the PHA portfolio) from losses from both market risk and credit risk. The indemnification covered further losses up to NOK 5 billion. The Company thus effectively sold the portfolio forward at the inception of the agreement (February 29th 2008) as all gains or losses from inception of the agreement and until the last security matures is at the risk of the guarantor syndicate. The NOK 5 billion limit of the guarantee is in fact a put option for the syndicate in that their potential losses are capped at NOK 5 billion while they have all the potential upside. The Company pays a monthly fee of NOK 5 million for the guarantee. The market value of the PHA agreement hence consists of three parts: the market value fluctuations of the underlying portfolio, the value of the put option, the net present value of the remaining monthly fees. The portfolio market value component of the PHA agreement offsets the changes in market value of the portfolio in the statement of financial position.

After considering the economic hedging impact of the PHA agreement, the Company is exposed to credit risk through the risk of potential defaults among syndicate members and both credit risk and market risk if the NOK 5 billion cap is reached. The default risk of syndicate members is monitored daily as part of the Company’s exposure monitoring. The probability of the PHA agreement reaching the cap of the indemnification is currently negligible. Since inception of the agreement this probability has had a maximum of approximately 0.5% in November 2008 where around NOK 2.7 billion of the NOK 5 billion was utilized. Currently, only NOK 1 billion of the cap is utilized. Furthermore, the portfolio is currently smaller due to maturities (no additional investments are done in the portfolio) further reducing the probability of reaching the cap.
Starting with the filing of Form 20-F for the year ended December 31, 2010, the Company intends to amend the disclosure in Note 13 under the heading “108 Agreement derivatives” as follows:
The 108 Agreement provides mitigation of interest rate risk and foreign exchange risk for qualifying lending, borrowing and liquidity. The aim of the Agreement is to provide a fixed Norwegian krone based margin on qualifying OECD loans by compensating for re-pricing or foreign currency mismatch between the lending and the funding. Settlement accounts are utilized to keep track of differences between actual amounts of lending and borrowing rates and the margin stipulated by the agreement. The net amount of settlement to be refunded by the government is included in the line item “Other assets” in the statement of financial position.

Certain components of the 108 Agreement which compensate the Company for gains and losses on certain lending and borrowing transactions covered by the 108 Agreement due to changes in interest rates and foreign exchange rates, meet the definition of financial derivatives in IAS 39. The following summarizes the accounting treatment for the different features of the 108 Agreement:
•	The Government subsidies provided to the Company are treated as Government Grants in accordance with IAS 20 (paragraph 3). Government grants are recognised in income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis (IAS20.12).

•	Those grants relating to the variable rate borrowing meet the definition of a derivative in accordance with IAS39. On day 1, the derivative will be recorded on the balance sheet at fair value. The corresponding entry will be posted to ‘deferred revenue’ in accordance with the treatment for government grants noted above. On subsequent measurements of the derivative, the changes in its fair value will be recorded in the income statement.

•	Those grants relating to fixed rate borrowings and loans and denominated in NOK currency, do not meet the definition of a derivative in accordance with IAS39.

•	Grants denominated in a foreign currency meet the definition of a derivative in accordance with IAS39. The foreign currency component would not be separated from the entire agreement contract. Therefore the valuation of the derivative would include the foreign currency component plus the fixed margin relating to the fixed rate loans and borrowings (the underlying variables being the FX rates and the prepayment option respectively). Similar to the treatment described in the second bullet point above, the initial gain would be deferred and the subsequent changes in the fair value of the derivative would be recognised in the income statement.
Please also refer to information provided in the response to comments 1 and 2 above for further information on the 108 Agreement.

In order to connect the qualitative analysis in note 13 to the Company’s financial statements to a quantitative analysis of the impacts of the economic hedging relationships, the Company will provide the following additional disclosure at the end of note 13 starting with the filing of Form 20-F for the year ended December 31, 2010:
The financial derivatives as described above are used in the risk management of the Company with the purpose of obtaining economic hedging. For a quantitative analysis of the impact of these economic hedging relationships, see note 29.4.
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Eksportfinans ASA acknowledges that:
•	Eksportfinans ASA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Eksportfinans ASA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Sincerely,
/s/ Adam Kupitz
Adam Kupitz